SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005 filed on November 10, 2006 with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the three-month period

ended September 30, 2006

Fiscal year No.117 beginning July 1, 2006

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent
Company on the equity:	61.60%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	782,064,214	78,206,421	78,206,421

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30 and June 30, 2006

	09.30.06 (Notes 1 and 3) Ps.	06.30.06 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	35,659,558	38,222,036
Investments ( Note 4.b)	41,978,261	32,250,484
Accounts receivable, net (Note 4.d)	114,188,665	104,312,709
Other receivables, net (Note 4.e)	41,868,417	30,929,095
Inventory (Note 4.f)	7,900,715	7,989,246

Total Current Assets	241,595,616	213,703,570

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	35,733,829	32,539,707
Other receivables, net (Note 4.e)	14,081,566	13,254,535
Fixed assets, net (Note 4.g)	906,199,319	912,795,140
Investments, net (Note 4.c)	—	129,474
Other investments (Note 4.b)	172,414,384	167,842,865
Intangible assets, net (Note 4.h)	2,846,132	3,222,276

Subtotal Non-Current Assets	1,131,275,230	1,129,783,997

Goodwill, net (Note 4.i)	10,386,984	11,557,921

Total Non Current Assets	1,141,662,214	1,141,341,918

Total Assets	1,383,257,830	1,355,045,488

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	114,874,081	101,949,564
Short-term debt (Note 4.k)	70,590,687	90,816,638
Salaries and social security payable (Note 4.l)	9,026,973	10,885,364
Taxes payable (Note 4.m)	37,495,129	23,761,968
Customer advances (Note 4.n)	47,977,999	48,052,765
Related parties (Note 5)	4,997,957	6,383,668
Dividends payable (Note 5)	584,314	—
Other liabilities (Note 4.o)	13,297,058	11,200,163

Total Debts	298,844,198	293,050,130

Provisions (Note 4.p)	553,782	506,714

Total Current Liabilities	299,397,980	293,556,844

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	728,053	1,010,150
Long-term debt (Note 4.k)	146,963,774	145,853,844
Taxes payable (Note 4.m)	11,963,136	13,707,025
Customer advances (Note 4.n)	42,322,244	41,535,275
Related parties (Note 5)	931,200	925,800
Other liabilities (Note 4.o)	10,827,646	10,959,031

Total debts	213,736,053	213,991,125

Provisions (Note 4.p)	12,209,379	10,667,309

Total Non-Current Liabilities	225,945,432	224,658,434

Total Liabilities	525,343,412	518,215,278

Minority interest	31,732,807	29,989,705

SHAREHOLDERS´ EQUITY	826,181,611	806,840,505

Total Liabilities and Shareholders´ Equity	1,383,257,830	1,355,045,488

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

	09.30.06 (Notes 1 and 3) Ps.	09.30.05 (Notes 1 and 3) Ps.
Revenues:
Leases and services	60,837,240	49,112,453
Credit card operations	40,240,341	24,550,447
Other	20,769	21,960

Total revenues	101,098,350	73,684,860

Costs:
Leases and services	(18,525,771)	(19,203,930)
Credit card operations	(15,355,703)	(9,013,890)
Other	(77,933)	(77,699)

Total costs	(33,959,407)	(28,295,519)

Gross profit (loss):
Leases and services	42,311,469	29,908,523
Credit card operations	24,884,638	15,536,557
Other	(57,164)	(55,739)

Total gross profit	67,138,943	45,389,341

Selling expenses	(10,601,092)	(8,184,527)
Administrative expenses	(16,034,920)	(9,806,912)
Net income in credit card trust	3,566,605	1,304,577
Results from valuation of inventories at fair market value	(10,357)	—

Subtotal	(23,079,764)	(16,686,862)

Operating income	44,059,179	28,702,479

Net loss on equity investments (Note 5)	(293,933)	(146,884)

Amortization of goodwill	(1,170,937)	(1,189,020)

Financial gain generated by assets:
Interest income	976,474	633,090
Other interest	285,076	386,406
Interest earned by financial collocations	648,650	600,085
Mortgage loans interest (Torres de Abasto)	40,225	46,880
Exchange differences	342,444	12,733
Interest income from related parties (Note 5)	12,316	—

Subtotal	2,305,185	1,679,194

Financial (loss) gain generated by liabilities:
Interest expense	(1,505,398)	(2,013,129)
Exchange differences, net	85,657	(301,858)
Interest and exchange differences with related parties (Note 5)	(4,573,205)	(4,542,762)
Other interests	(322,656)	(104,132)
Tax interest	(38,488)	(84,892)

Subtotal	(6,354,090)	(7,046,773)

Financial results, net	(4,048,905)	(5,367,579)

Other income and expenses, net (Note 4.q.)	(1,603,456)	(379,668)

Income before taxes and minority interest	36,941,948	21,619,328

Income tax	(15,283,702)	(11,129,881)
Minority interest	(2,327,298)	(1,189,620)

Net income for the period	19,330,948	9,299,827

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

	09.30.06 (Notes 1 and 3) Ps.	09.30.05 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the period	56,404,655	49,714,480
Cash and cash equivalents as of the end of the period	59,280,216	57,489,042

Net increase in cash and cash equivalents	2,875,561	7,774,562

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	19,330,948	9,299,827
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	1,331,340	1,387,097
• Depreciation of fixed assets	15,830,638	15,502,688
• Amortization of impairment of fixed assets	—	(30,250)
• Amortization of impairment of intangible assets	—	(38,041)
• Amortization of intangible assets	376,142	424,390
• Amortization of goodwill	1,170,937	1,189,020
• Amortization of Unsecured Convertible Notes´ expenses	—	18,221
• Provision for directors´ fees	2,067,945	1,452,778
• Doubtful recoverable expenses	159,952	1,451,540
• Charge of provision for contingencies	1,651,413	279,357
• Charge of allowance for doubtful accounts	344,046	918,389
• Loss from valuing of inventories at fair market value	10,357	—
• Net (gain) loss in credit card trust	(1,578,644)	17,309
• Accrual for leases advances	—	(2,427,718)
• Net loss on equity investments (Note 5)	293,933	146,884
• Minority interest	2,327,298	1,189,620
• Income tax	15,283,702	11,129,881

Changes in certain assets and liabilities:
• Increase in Accounts receivable	(10,057,147)	(13,574,283)
• (Increase) Decrease in other receivables	(7,969,714)	1,134,965
• Increase in intangible assets	—	(49,638)
• Decrease in inventory	78,174	82,557
• Increase in trade accounts payable	12,642,420	3,672,903
• Increase in customer advances	712,203	7,867,691
• (Decrease) Increase in taxes payable	(2,081,178)	2,664,891
• Decrease in salaries and social security payable	(1,858,391)	(3,637,207)
• Decrease in provision for contingencies	(62,275)	(2,276,111)
• Decrease in other liabilities	(266,894)	(178,340)
• (Decrease) Increase in liabilities due to related parties	(1,350,403)	281,156
• Decrease in accrued interest	(4,274,440)	(2,731,213)

Net cash provided by operating activities	44,112,362	35,168,363

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(9,249,222)	(8,572,306)
• Guarantee deposit	—	(8,610,000)
• Increase in investments	(9,532,140)	(7,837,207)
• Guarantee deposit for construction and purchase of garages	(4,902,400)	—
• Loans granted to related parties	(285,000)	—
• Acquisition of other investments	(1,076,975)	(102,518)

Net cash used in investing activities	(25,045,737)	(25,122,031)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(9,258,000)	(256,555)
• (Decrease) Increase in overdrafts	(7,868,533)	2,134,619
• Payment of seller financing – Mendoza Plaza Shopping S.A.	(5,483,731)	(5,149,834)
• Proceeds from short-term debts	6,419,200	1,000,000

Net cash used in financing activities	(16,191,064)	(2,271,770)

Net increase in cash and cash equivalents	2,875,561	7,774,562

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

	09.30.06 Ps.	09.30.05 Ps.
Additional information
Cash paid during the period for:
• Interest	11,700,147	9,099,020
• Income tax	2,164,176	237,230

Non-cash activities:
• Conversion of Unsecured Convertible Notes into ordinary shares	10,158	—
• Increase in fixed assets through an increase in trade accounts payable	—	269,953
• Increase in fixed assets through an increase in short-term debt	—	1,019,900
• Increase in other receivables through a decrease in fixed assets	—	71,073
• Increase in other receivables through a decrease in intangible assets	—	10,600
• Increase in liabilities due to related parties through a decrease in minority interest	584,314	1,470,142
• Liquidation of interest in credit card receivables	3,356,977	2,521,021
• Retained interest in credit card receivables	—	4,069,145

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets at September 30, 2006 and 2005 and the statements of income and cash flows for the three-month periods ended September 30, 2006 and 2005 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the three-month periods ended September 30, 2006 and 2005 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the three-month periods ended September 30, 2006 and 2005 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic wholerevenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closure dates for the financial statements for consolidation purposes
	09.30.06	09.30.05
Emprendimiento Recoleta S.A.	53.68	51	09.30.06
Tarshop S.A.	80	80	09.30.06
Shopping Neuquén S.A.	94.623	94.623	09.30.06
Inversora del Puerto S.A.	99.9917	99.9917	09.30.06
Shopping Alto Palermo S.A.	99.9999	99.9999	09.30.06
Fibesa S.A.	99.9999	99.9999	09.30.06
Mendoza Plaza Shopping S.A.	85.40	85.40	09.30.06
Conil S.A.	50	50	09.30.06

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a. Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.9999% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

b. Investments

  b.1. Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at the end of the period / year, and time deposits are valued at face value plus accrued interest. The participation in Garantizar S.G.R, has been valued at quotation value in force at the end of the period / year.

  b.2. Interest in other companies

Includes the investment in E-Commerce Latina S.A., which has been accounted for under the equity method. It also includes Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A. The participation in Garantizar S.G.R, has been valued at quotation value in force at the end of the period / year.

c. Goodwill

It includes the acquisition value of Shopping Center “Alto Palermo Shopping”.

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	09.30.06 Ps.	06.30.06 Ps.
Cash in local currency	1,627,028	1,896,305
Cash in foreign currency	1,876,802	2,164,853
Banks in local currency	8,703,101	19,478,281
Banks in foreign currency	18,834,433	13,038,650
Banks - saving accounts	4,618,194	1,643,947

Total cash and banks	35,659,558	38,222,036

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

b) Other investments:

	09.30.06 Ps.	06.30.06 Ps.
Current
Mutual funds	13,717,058	13,980,801
Retained interests in transferred credit card receivables (i)	11,455,396	10,318,797
Time deposits in local currency	9,903,600	4,201,818
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	1,988,797	2,170,258
BODEN 2008 bonds (i)	622,250	609,995
NOBACS bonds (i)	3,671,280	602,640
Trust debt titles (i)	586,130	324,325
BONTE 2006 bonds (i)	33,750	41,850

Total	41,978,261	32,250,484

(i)	Not considered as cash equivalent for purposes of the consolidated statements of cash flows.

Non current
Land reserve
• General Paz plot of land	59,837,466	59,837,466
• Caballito plot of land	36,622,004	36,622,004
• Torres Rosario	16,079,162	16,079,162
• Air Space Supermercado Coto	13,143,445	13,143,445
• Other real estate	2,854,641	2,347,423
Other investments – Tarshop S.A. trust	39,626,461	37,814,171
Trust debt titles – Tarshop S.A. trust	2,403,893	752,114
Garantizar S.G.R.	1,277,555	1,247,080
Old trains	569,757	—

Total	172,414,384	167,842,865

Total other investments	214,392,645	200,093,349

c) Investments, net:

	09.30.06 Ps.	06.30.06 Ps.
E-Commerce Latina S.A. (Note 5)	—	129,474

Total investments, net	—	129,474

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d) Accounts receivable, net:

	09.30.06 Ps.	06.30.06 Ps.
Current
Tarshop S.A. Credit card receivables	63,643,062	58,284,988
Checks to be deposited	34,337,832	26,154,553
Debtors under legal proceedings	22,124,827	22,635,986
Leases and services receivables	19,285,884	22,152,659
Pass-through expenses receivables	9,556,314	10,013,772
Receivables from the sale of Alcorta Plaza´s land	6,393,804	5,863,550
Notes receivable	2,445,702	2,230,951
Mortgage receivable – Torres Abasto	391,746	380,490
Credit card receivables	60,162	30,953
Less:
Allowance for doubtful accounts	(44,050,668)	(43,435,193)

Total	114,188,665	104,312,709

Non-current
Credit card receivables	30,276,302	21,076,452
Receivables from the sale of Alcorta Plaza´s land	5,898,200	11,991,670
Mortgage receivable – Torres Abasto	553,396	578,155
Notes receivable	484,120	226,248
Less:
Allowance for doubtful accounts	(1,478,189)	(1,332,818)

Total	35,733,829	32,539,707

Total accounts receivable, net	149,922,494	136,852,416

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e) Other receivables, net:

	09.30.06 Ps.	06.30.06 Ps.
Current
Guarantee deposits	14,339,117	9,381,584
Related parties (Note 5)	8,179,684	6,716,890
Prepaid expenses	7,407,859	4,271,499
Asset tax credits	3,309,507	3,171,734
Prepaid services	1,416,553	2,139,765
Other tax credits	2,789,246	1,691,759
Credit card trust guarantee funds	1,689,994	1,099,855
Income tax, net	1,066,306	839,624
Prepaid gross revenues tax	778,053	766,949
Other prepaid taxes	302,856	401,901
Value Added Tax (VAT) receivable	101,824	—
Other	487,418	447,535

Total	41,868,417	30,929,095

Non-Current
Deferred income tax	5,248,160	5,917,757
Credit card trust guarantee fund	6,729,562	5,311,549
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Prepaid gross revenues tax	935,888	882,620
Prepaid expenses	287,958	306,333
Value Added Tax (VAT) receivable	269,316	266,774
Asset tax credits	282,087	266,113
Guarantee deposits	319,916	274,097
Other	8,679	29,292

Total	14,081,566	13,254,535

Total other receivables, net	55,949,983	44,183,630

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f) Inventory:

	09.30.06 Ps.	06.30.06 Ps.
Current
Torres de Rosario	7,314,708	7,325,065
Torres de Abasto	312,000	312,000
Resale merchandise	262,533	340,707
Other	11,474	11,474

Total	7,900,715	7,989,246

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

g) Fixed assets, net:

	09.30.06 Ps.	06.30.06 Ps.
Properties:
Shopping Centers:
Alto Palermo	189,128,280	193,512,809
Abasto	186,474,046	188,359,703
Patio Bullrich	107,504,703	109,200,660
Mendoza Plaza Shopping	90,726,946	88,600,799
Alto Avellaneda	87,062,625	86,288,660
Alto Rosario	82,632,569	83,171,324
Paseo Alcorta	61,394,032	62,259,879
Alto NOA	28,598,811	29,016,480
Buenos Aires Design	17,898,503	18,516,645
Facilities	13,920,314	14,169,384
Neuquén project	10,011,993	10,011,851
Other properties	9,193,670	9,301,591
Furniture and fixture	5,120,981	5,142,667
Computer equipment	5,042,043	4,262,913
Leasehold improvements	2,937,727	3,008,528
Software	2,455,432	2,687,482
Vehicles	69,412	75,722
Financial advance - Alto Avellaneda	20,354	—
Financial advance for purchase of fixed assets	38,085	—

Work in progress:
• Alto Rosario – Museo de los Niños	4,056,718	3,990,275
• Patio Bullrich	263,938	208,438
• Tarshop S.A.	12,616	—
• Buenos Aires Design	9,964	—
• Shopping centers improvements	1,625,557	1,009,330

Total Fixed assets, net	906,199,319	912,795,140

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h) Intangible assets, net:

	09.30.06 Ps.	06.30.06 Ps.
Pre-operating expenses	2,682,137	3,045,784
Trademarks	163,995	176,492

Total Intangible assets, net	2,846,132	3,222,276

i) Goodwill, net:

	09.30.06 Ps.	06.30.06 Ps.
• Fibesa S.A.	8,041,911	8,555,254
• Shopping Alto Palermo S.A.	2,462,843	3,078,554
• Tarshop S.A.	423,944	484,507
• Emprendimiento Recoleta S.A.	(541,714)	(560,394)

Total Goodwill, net	10,386,984	11,557,921

j) Trade accounts payable:

	09.30.06 Ps.	06.30.06 Ps.
Current
Suppliers	102,469,342	89,923,116
Accruals	11,265,430	10,348,668
Foreign suppliers	1,023,876	1,023,961
Other	115,433	653,819

Total	114,874,081	101,949,564

Non-current
Foreign suppliers	728,053	1,010,150

Total	728,053	1,010,150

Total Trade accounts payable	115,602,134	102,959,714

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

k) Short-term and long-term debt:

	09.30.06 Ps.	06.30.06 Ps.
Current
• Banks
Syndicated loan	25,000,000	25,000,000
Deutsche Bank loan	—	9,258,000
Bank Boston loan	4,300,000	4,300,000
Banco Ciudad loan	6,000,000	—
Overdrafts	21,557,521	29,426,054
Bank Interests	1,167,559	1,308,280
Interest payable to credit card trust	858,517	1,489,768
Other	740,000	403,542

Subtotal	59,623,597	71,185,644

• Financial
Seller financing – Shopping Neuquén S.A.	6,493,606	6,382,217
Seller financing – Shopping Neuquén S.A. – Accrued interest	1,284,746	1,175,961
Seller financing – Mendoza Plaza Shopping S.A.	—	5,376,239
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	2,931,910	6,588,951
Mortgage loans (Note 7)	41,791	41,791
Other	215,037	65,835

Subtotal	10,967,090	19,630,994

Total	70,590,687	90,816,638

Non current
• Financial
Unsecured convertible Notes (USD 50 million) (Note 5)	146,595,507	145,755,576
Other	368,267	98,268

Subtotal	146,963,774	145,853,844

Total	146,963,774	145,853,844

Total short-term and long-term debt	217,554,461	236,670,482

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

l) Salaries and social security payable:

	09.30.06 Ps.	06.30.06 Ps.
Provision for annual complementary salary, vacation and bonuses	4,590,359	8,289,725
Social security payable	3,071,753	2,232,366
Salaries payable	127,959	85,770
Other	1,236,902	277,503

Total salaries and social security payable	9,026,973	10,885,364

m) Taxes payable:

	09.30.06 Ps.	06.30.06 Ps.
Current
Income tax	23,521,431	13,182,274
Value Added Tax (VAT) payable, net	6,508,904	5,378,086
Other tax withholdings	3,875,173	2,524,548
Gross revenues tax provision	1,769,158	954,062
Provision for tax on personal assets of shareholders	402,742	268,494
Other taxes payable	476,148	508,057
Gross revenues tax withholdings	341,831	353,864
Asset tax payable, net	252,449	248,286
Turn over tax accrued (not claimable)	176,946	175,907
Tax amnesty plan for gross revenues tax payable	169,940	166,173
Other	—	1,810
Provision for property tax	407	407

Total	37,495,129	23,761,968

Non current
Deferred income tax	10,165,213	11,690,310
Tax amnesty plan for gross revenues tax payable	1,620,978	1,664,902
Turn over tax accrued (not claimable)	176,945	351,813

Total	11,963,136	13,707,025

Total taxes payable	49,458,265	37,468,993

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

n) Customer advances:

	09.30.06 Ps.	06.30.06 Ps.
Current
Admission rights	25,126,328	23,659,140
Lease and pass-through expenses advances	17,914,758	19,710,934
Advance for the sale of Torres Rosario land	2,362,260	2,365,800
Guarantee deposits	2,574,653	2,316,891

Total	47,977,999	48,052,765

Non-current
Admission rights	31,080,066	29,802,684
Lease advances	11,242,178	11,679,327
Guarantee deposits	—	53,264

Total	42,322,244	41,535,275

Total customer advances	90,300,243	89,588,040

o) Other liabilities:

	09.30.06 Ps.	06.30.06 Ps.
Current
Provisions for directors fees (Note 5)	10,291,648	8,117,840
Advances to directors (Note 5)	(486,142)	(315,134)
Donations payable (Note 5)	2,500,000	2,500,000
Contributed leasehold improvements (Note 10)	525,525	525,525
Withholdings and guarantee deposits	219,194	237,161
Interest in other company - E-Commerce Latina S.A. (Note 5)	164,459	—
Other	82,374	134,771

Total	13,297,058	11,200,163

Non-current
Contributed leasehold improvements (Note 10)	10,815,547	10,946,931
Directors’ guarantee deposits (Note 5)	12,000	12,000
Other	99	100

Total	10,827,646	10,959,031

Total Other liabilities	24,124,704	22,159,194

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

p) Provisions:

	09.30.06 Ps.	06.30.06 Ps.
Current:
Provisions for contingencies	553,782	506,714

Total	553,782	506,714

Non current:
Provisions for contingencies	12,209,379	10,667,309

Total	12,209,379	10,667,309

Total Provisions	12,763,161	11,174,023

q) Other income and expenses, net:

	09.30.06 Ps.	09.30.05 Ps.
Accrual of lease advances (Note 9)	—	2,427,718
Charge of doubtful receivables	(159,952)	(1,451,540)
Donations	(120)	(10,180)
Other taxes	—	(963,101)
Tax on personal assets of shareholders (Note 5)	(134,247)	(116,610)
Provision for contingencies, net	(1,624,262)	(189,191)
Other	315,125	(76,764)

Total other income and expenses, net	(1,603,456)	(379,668)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2006 Ps.	09.30.2005 Ps.	09.30.2006 Ps.	06.30.2006 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	867,870	479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(3,045,074)	(3,017,517)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(141,707)	(267,760)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,970,311)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(98,515,565)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(174,889)	(176,850)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	11,088	8,543	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(960,529)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(48,026,429)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(1,484,476)	(1,471,043)	—	—
Other Shareholders	Shareholders	Other expenses, net - Tax on personal assets	(134,247)	(116,610)	—	—

	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Equity investee	Other current receivables	—	—	14,302	24,666
E-Commerce Latina S.A.	Equity investee	Administration fees	1,500	1,500	—	—
E-Commerce Latina S.A.	Equity investee	Related parties results	(293,933)	(146,884)	—	—
E-Commerce Latina S.A.	Equity investee	Equity investment	—	—	(164,459)	129,474
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Other current receivables	—	—	772,873	596,240
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Current payable with related parties	—	—	(51,015)	(470,511)
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Administration fees	10,500	14,530	—	—
Altocity.com.S.A	Subsidiary of E- commence Latina S.A	Interest income	12,316	—	—	—
Banco Provincia	Shareholder of Emprendimiento Recoleta S.A.	Dividends payable	—	—	(584,314)	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2006 Ps.	09.30.2005 Ps.	09.30.2006 Ps.	06.30.2006 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	136	40
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(55,868)	(132,254)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Rental	(105,022)	(204,035)	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	(17,371)	(100,137)
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	(171,804)	(771,212)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,038,850	827,692
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,000,321)	(1,377,090)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(551,585)	(276,708)	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(2,795)	(291)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(87,889)	(179,284)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(285,613)	(133,078)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	4,804,839	4,057,462
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(1,412,287)	(1,241,926)
Metronec	Tarshop S.A. Equity investee	Current payable with related parties	—	—	(1,036,142)	(854,543)
Loans to personnel	Employees	Other current receivables	—	—	570,603	556,552
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables	—	—	103,402	164,175
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(1,020,758)	(988,660)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	(931,200)	(925,800)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences	(42,002)	(47,496)	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases and services	—	317,971	—	—
Directors	Directors	Short-term debt	—	—	(621)	(1,010)
Directors	Directors	Long-term debt	—	—	(31,040)	(41,031)
Directors	Directors	Interests and exchange differences	(959)	(6,018)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2006 Ps.	09.30.2005 Ps.	09.30.2006 Ps.	06.30.2006 Ps.
Directors and management	Directors	Other current liabilities	—	—	(9,805,506)	(7,802,706)
Directors and management	Directors	Other current receivables	—	—	820	820
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(2,423,345)	(1,616,562)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,500,000)	(2,500,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	1,988,797	2,170,258
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	5,989	5,816
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(449)	(1,855)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,473)	(22,343)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences	(694)	(688)	—	—
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	4,168

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 09.30.06 Ps.	Total as of 09.30.05 Ps.
Revenues	61,080,614	40,240,341	20,769	101,341,724	(243,374)	101,098,350	73,684,860
Costs	(18,525,771)	(15,657,166)	(77,933)	(34,260,870)	301,463	(33,959,407)	(28,295,519)

Total gross profit (loss) as of 09.30.06	42,554,843	24,583,175	(57,164)	67,080,854	58,089	67,138,943	—

Total gross profit (loss) as of 09.30.05	30,120,131	15,114,604	(55,739)	45,178,996	210,345	—	45,389,341

Expenses:
Selling expenses	(2,367,381)	(8,222,690)	(11,021)	(10,601,092)	—	(10,601,092)	(8,184,527)
Administrative expenses	(6,782,661)	(9,222,635)	(29,624)	(16,034,920)	—	(16,034,920)	(9,806,912)
Net income in credit card trust	—	3,566,605	—	3,566,605	—	3,566,605	1,304,577
Loss from valuing inventories at fair market value	—	—	(10,357)	(10,357)	—	(10,357)	—

Operating income (loss) 09.30.06	33,404,801	10,704,455	(108,166)	44,001,090	58,089	44,059,179	—

Operating income (loss) 09.30.05	23,365,666	5,346,215	(219,747)	28,492,134	210,345	—	28,702,479

Net loss in equity investments	—	—	(293,933)	(293,933)	—	(293,933)	(146,884)
Amortization of goodwill	(1,110,374)	(60,563)	—	(1,170,937)	—	(1,170,937)	(1,189,020)
Financial results, net	(4,436,187)	134,224	311,147	(3,990,816)	(58,089)	(4,048,905)	(5,367,579)
Other expense, net	(1,393,634)	(243,322)	33,500	(1,603,456)	—	(1,603,456)	(379,668)

Net income (loss) before taxes and minority interest 09.30.06	26,464,606	10,534,794	(57,452)	36,941,948	—	36,941,948	—

Net income (loss) before taxes and minority interest 09.30.05	16,653,576	5,340,434	(374,682)	21,619,328	—	—	21,619,328

Income tax	(11,838,982)	(3,444,720)	—	(15,283,702)	—	(15,283,702)	(11,129,881)
Minority interest	(897,171)	(1,430,127)	—	(2,327,298)	—	(2,327,298)	(1,189,620)

Net income (loss) 09.30.06	13,728,453	5,659,947	(57,452)	19,330,948	—	19,330,948	—

Net income (loss) 09.30.05	6,971,684	2,702,825	(374,682)	9,299,827	—	—	9,299,827

Depreciation and amortization 09.30.06 – 3 months	16,793,362	584,355	—	17,377,717	—	17,377,717	—

Depreciation and amortization 06.30.06 – 12 months	66,693,580	1,881,710	—	68,575,290	—	—	68,575,290

Acquisitions of fixed assets 09.30.06– 3 months	8,158,391	1,090,831	—	9,249,222	—	9,249,222	—

Acquisitions of fixed assets 06.30.06– 12 months	30,008,634	3,586,262	—	33,594,896	—	—	33,594,896

Equity investments as of 09.30.06	—	—	(164,459)	(164,459)	—	(164,459)	—

Equity investments as of 06.30.06	—	—	129,474	129,474	—	—	129,474

Operating assets as of 09.30.06	891,283,405	88,061,498	21,125,743	1,000,470,646	—	1,000,470,646	—

Operating assets as of 06.30.06	890,806,541	74,147,989	25,838,333	990,792,863	—	—	990,792,863

Non operating assets as of 09.30.06	268,791,095	80,861,260	34,148,300	383,800,655	(1,013,471)	382,787,184	—

Non operating assets as of 06.30.06	272,448,684	65,933,904	29,352,085	367,734,673	(3,482,048)	—	364,252,625

Total assets as of 09.30.06	1,160,074,500	168,922,758	55,274,043	1,384,271,301	(1,013,471)	1,383,257,830	—

Total assets as of 06.30.06	1,163,255,225	140,081,893	55,190,418	1,358,527,536	(3,482,048)	—	1,355,045,488

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business, E-Commerce Latina S.A. equity investment and results generated from the creation, updating and exploitation of information services and corporate, commercial and economic training services.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

•	As of September 30, 2006, the short-term debt caption includes Ps. 41,791 from a mortgage on the land purchased by Shopping Neuquén S.A. for Ps. 3,313,620 within the short-term debt caption.

•	Short-term and long-term debt include a loan from Banco de la Ciudad de Buenos Aires to our subsidiary Tarshop S.A. of Ps. 6,000,000, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period / year on the basis of the financial statements issued by the Trusts.

Our subsidiary Tarshop S.A. agreed on a Securitization Program of its customer portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Trusts the total amount of Ps. 476.6 million as of September 30, 2006 of credits receivable originated in the use of its clients´ credit cards. Consequently, CP and TDF Series “A” were issued for Ps. 344.6 million, Series “B” for Ps. 30 million, CP Series “C” for Ps. 50.3 million, and Series “D” for Ps. 0.4 million.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, with the exception of Ps. 3 million of a TDF Series “B” that Tarshop S.A. had acquired. As credit protection to investors, Tarshop S.A. has made cash reserves for losses in the amount of Ps. 5.3 million.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 9: UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is USD 2,926,200, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the store that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2,427,718, due to accelerated amortization which is shown in “Other expenses, net” of the statement of income.

NOTE 10: CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over the term of the contract. At closing the amount of Ps. 214,814 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing of the period the amount of Ps. 10,701,863 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equal consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j to the basic financial statements.

NOTE 11: NEUQUEN PROJECT

On July 6, 1999 the Company acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. The Company paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the Shopping center to be constructed in the land owned by Shopping Neuquén S.A., whichever happened first. As of September 30, 2006 the remaining amount had not been paid yet.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 11: (Continued)

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, that should be destined to the construction of a Shopping center. The project included the building of a Shopping center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed would be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 by which denied the request of Shopping Neuquén S.A. of extending the time term to build the development and the authorization to transfer a part of the plots to third parties. Likewise, the expiration of the emerging rights of the Ordinance No. 5178 was declared, terminating the purchase-revenue contracts of land with loss of the improvements introduced and expenses performed, in favor of the Municipality of Neuquén, without right of compensation neither any claim on the part of Shopping Neuquén S.A.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 the repeal of the administrative action, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

Such request was rejected by the Municipal Executive through Decree 585/03. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting –among other issues- the annulment of Decrees 1,437/02 and 585/03 issued by the Municipal Executive.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiration of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 11: (Continued)

As of September 30, 2006, Shopping Neuquén S.A. has reached an understanding with the Municipality of Neuquén regarding the agreement to be subscribed that will establish the terms and conditions to revive the development and construction of the commercial enterprising. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or cancel the original one.

The above-mentioned understanding provides for a new schedule for the enterprising development, as well as the possibility to transfer to third parties plots of land to be used for various purposes (hypermarkets, hotels, housing).

As part of the agreement, the Company will transfer to the Municipality of Neuquén a plot of land of its property.

Also, steps are being taken together with the appointed professionals regarding the new project that will be submitted to the Municipality of Neuquén, and to finally define the hypermarket operator who has ratified his will to participate in the project.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30 and June 30, 2006

	09.30.06 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	15,985,133	22,209,819
Other investments (Schedules D and I)	2,873	2,852
Accounts receivable, net (Note 3.b and Schedules G and I)	42,711,907	38,908,669

Other receivables, net (Note 3.c and Schedules G and I)	30,626,545	25,942,443
Inventory (Note 3.d and Schedule F)	7,823,726	7,859,082

Total Current Assets	97,150,184	94,922,865

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedules G and I)	6,887,266	12,739,535
Other receivables, net (Note 3.c and Schedule I)	1,181,699	1,141,059
Equity investments (Schedule C)	389,700,325	377,559,659
Other investments, net (Schedule D)	128,851,475	127,774,500
Fixed assets, net (Schedule A)	586,138,300	590,309,946
Intangible assets, net (Schedule B)	1,713,880	2,087,247

Total Non-Current Assets	1,114,472,945	1,111,611,946

Total Assets	1,211,623,129	1,206,534,811

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	9,126,736	11,392,995
Shor Short-term debt (Note 3.f and Schedules G and I)	57,367,277	83,472,121
Salaries and social security payable (Note 3.g and Schedule I)	5,097,827	7,227,546
Taxes payable (Note 3.h and Schedule I)	11,800,752	5,167,784
Customer advances (Note 3.i and Schedules G and I)	30,422,592	30,033,475
Related parties (Note 5 and Schedule I)	5,247,248	5,492,262
Other liabilities (Note 3.j and Schedule I)	9,956,365	8,231,082

Total Current liabilities	129,018,797	151,017,265

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	728,053	1,010,150
Long-term debt (Note 3.f and Schedules G and I)	146,595,507	145,755,576
Taxes payable (Note 3.h and Schedule I)	11,615,529	13,677,823
Customer advances (Note 3.i and Schedule I)	31,338,281	29,990,496
Related parties (Note 5 and Schedule I)	59,746,795	52,930,288
Other liabilities (Note 3.j and Schedule I)	224,173	277,231

Total debts	250,248,338	243,641,564

Provisions (Note 3.k and Schedules E and I)	6,174,383	5,035,477

Total Non-Current Liabilities	256,422,721	248,677,041

Total Liabilities	385,441,518	399,694,306

SHAREHOLDERS´ EQUITY (per related statement)	826,181,611	806,840,505

Total Liabilities and Shareholders’ Equity	1,211,623,129	1,206,534,811

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

	09.30.06 (Notes 1 and 2) Ps.	09.30.05 (Notes 1 and 2) Ps.
Revenues:
Leases and services	37,870,724	29,936,666
Other	20,769	21,960

Total revenues	37,891,493	29,958,626

Costs:
Leases and services (Schedule H)	(11,253,155)	(11,378,214)
Other (Schedule F)	(77,933)	(77,699)

Total costs	(11,331,088)	(11,455,913)

Gross profit :
Leases and services	26,617,569	18,558,452
Other	(57,164)	(55,739)

Gross profit	26,560,405	18,502,713

Selling expenses (Schedule H)	(1,621,974)	(1,317,944)
Administrative expenses (Schedule H)	(5,469,040)	(3,160,216)

Subtotal expenses	(7,091,014)	(4,478,160)

Results from valuation of inventories at fair market value	(10,357)	—

Operating income	19,459,034	14,024,553

Net income on equity investments (Note 6)	12,607,475	7,711,707

Financial gain (loss) generated by assets
Interest income from related parties (Note 5)	76,107	211,248
Interest income	581,745	507,927
Other interest	235,716	156,276
Mortgage loans interest (Torres de Abasto)	40,225	46,880
Interest earned by financial collocations	1,170	67,412
Exchange differences, net	298,697	(66,717)

Subtotal	1,233,660	923,026

Financial (loss) gain generated by liabilities:
Interests and exchange differences with related parties (Note 5)	(6,013,097)	(4,616,962)
Financial costs	(1,143,654)	(1,891,412)
Exchange differences, net	4,281	(285,243)
Interests on taxes payables	(47,504)	(82,942)
Other interests	(316,102)	(49,784)

Subtotal	(7,516,076)	(6,926,343)

Financial results, net	(6,282,416)	(6,003,317)

Other income and expenses, net (Note 3.l)	(1,190,729)	(1,745,497)

Income before taxes	24,593,364	13,987,446

Income tax (Note 10)	(5,262,416)	(4,687,619)

Net income for the period	19,330,948	9,299,827

Net basic earnings per share (Note 9)	0.0247	0.01196

Net diluted earnings per share (Note 9)	0.0099	0.00568

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

Items	Shareholders’ contributions				Appraisal revaluation reserve Ps.	Legal reserve (Note 13) Ps.	Accumulated retained earnings Ps.	Total as of September 30, 2006 Ps.	Total as of September 30, 2005 Ps.
	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of the beginning of the year	78,196,263	84,620,909	522,805,043	685,622,215	3,952,571	10,655,238	106,610,481	806,840,505	791,007,573
Issuance of common stock from Convertible Notes	10,158	—	—	10,158	—	—	—	10,158	—
Net income for the period	—	—	—	—	—	—	19,330,948	19,330,948	9,299,827

Balances as of September 30, 2006	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	10,655,238	125,941,429	826,181,611	—

Balances as of September 30, 2005	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	101,894,046	—	800,307,400

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

	09.30.06 (Notes 1 and 2) Ps.	09.30.05 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	22,212,671	9,801,916
Cash and cash equivalents at the end of the period	15,988,006	3,720,319

Decrease in cash and cash equivalents	(6,224,665)	(6,081,597)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	19,330,948	9,299,827
Adjustments to reconcile net income for the period to cash flows from operating activities:
• Financial results	1,006,294	1,519,986
• Amortization of Unsecured Convertible Notes expenses	—	18,221
• Amortization of impairment of fixed assets	—	(30,250)
• Amortization of impairment of intangible assets	—	(38,041)
• Depreciation of fixed assets	8,847,931	8,732,110
• Amortization of intangible assets	373,367	371,514
• Charge of allowance for doubtful accounts	261,013	91,349
• Charge of provision for contingencies	1,192,168	282,301
• Doubtful recoverable expenses	159,952	1,451,540
• Provisions for Directors’ fees	1,632,113	1,140,386
• Net income on equity investments	(12,607,475)	(7,711,707)
• Loss from valuing of inventories at fair market value	10,357	—
• Income tax	5,262,416	4,687,619
Changes in certain assets and liabilities:
• Decrease (Increase) in accounts receivable	1,788,018	(4,035,019)
• Increase in other receivables	(5,335,234)	(79,766)
• Decrease in inventory	24,999	82,557
• Decrease in trade accounts payable	(2,548,356)	(2,763,946)
• Increase in customer advances	1,736,902	3,810,530
• Decrease in salaries and social security payable	(2,129,719)	(2,299,302)
• (Decrease) Increase in taxes payable	(691,742)	1,300,084
• Decrease in other liabilities	(124,347)	(194,928)
• Decrease in provisions	(53,262)	(2,209,338)
•(Decrease) Increase in liabilities due to related parties	(1,222,137)	390,797
• Decrease in accrued interest	(2,302,073)	(3,228,435)

Net cash provided by operating activities	14,612,133	10,588,089

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of other investments	(1,076,975)	(102,518)
• Acquisition of fixed assets	(4,689,303)	(4,234,055)
• Irrevocable contributions in related parties	(46,000)	(20,000)
• Collection of receivables from related parties	2,543,913	—
• Loans granted to related parties	(285,000)	—
• Guarantee deposit for construction and purchase of garages	(4,902,400)	—
• Guarantee deposit	—	(8,610,000)

Net cash used in investing activities	(8,455,765)	(12,966,573)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing – Mendoza Plaza Shopping S.A	(5,483,731)	(5,149,834)
• Increase in loans from related parties	10,083,031	—
• Payment of loans	(9,258,000)	—
•(Decrease) Increase in overdrafts	(7,722,333)	1,446,721

Net cash provided by financing activities	(12,381,033)	(3,703,113)

Net decrease in cash and cash equivalents	(6,224,665)	(6,081,597)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

	09.30.06 Ps.	09.30.05 Ps.
Additional information

Cash paid during the year for:

• Interest	8,288,561	7,942,645

Non-cash activities:

• Conversion of unsecured convertible Notes into ordinary shares	10,158	—
• Offsetting of related parties debts and credits	3,771,295	1,022,341
• Increase in intangible assets through a decrease in fixed assets	—	10,600
• Increase in other receivables through a decrease in fixed assets	—	71,073
• Increase in fixed assets through an increase in trade accounts payable	—	269,953
• Increase in related parties receivables through a decrease in equity investments	677,268	1,530,200

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the three-month periods ended September 30, 2006 and 2005 have not been audited. The Company’s management considers they include all necessary adjustments to fairly present the results of each period.

Results for the three-month periods ended September 30, 2006 and 2005 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main change generated by the application of these new standards is relates to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of September 30, 2006 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 95.2 million approximately, which should be charged to results of previous years for Ps.96.3 millions (loss) and to results of the period for Ps. 1.1 million (income).

(ii)	a decrease in assets for equity investments of Ps. 53.2 million approximately, arising from applying such criteria to subsidiary companies, which should be charged to the results of previous years for Ps. 54.1 million (loss) and to results of the period for Ps. 0.9 million (income).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

The following chart details the estimated term of reversion of the effect:

Year	Amount (in millions of Pesos)	Amount arising from equity investments (in millions of Pesos)
No fixed term	20.9	5.2
2007	5.6	4.3
2008	5.5	4.3
2009	5.5	4.3
2010	5.5	4.3
2011	5.5	4.3
In greater than
2012	46.7	26.5

	95.2	53.2

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the three-month period ended September 30, 2005 have been reclassified for the purpose of comparison with the figures of the current period.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic wholerevenue price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these financial statements requires that the Management has to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the fiscal years. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

3.	Revenue recognition

3.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee, which is prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

3.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina S.A., a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A. E-Commerce Latina S.A.. owns Altocity.com S.A., the main sources of revenue of this company are revenues of own products and commissions from revenues on consignment, monthly maintenance fees charged to suppliers, from revenues of products on its website and, to a lesser extent, from revenues of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.com S.A. under the equity method of accounting.

For the three-month periods ended September 30, 2006 and 2005, revenues of Altocity.com S.A. totaled Ps. 1,082,505 and Ps. 1,804,244, and net losses totaled Ps. 579,234 and Ps. 284,387, respectively.

41

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at period / year end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the period / year.

5.3.	Land reserve

Land to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

Land and its improvements are transferred to inventories or fixed assets at the time the building of the commercial centre begins or when its marketing is decided.

The values thus obtained do not exceed their respective recoverable values estimated at the closing of the period / year.

See the breakdown of land reserve investments in Schedule D.

6.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

42

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/revenues contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income are valued at net realization value. The result arising from such valuation is disclosed in “Results from valuation of inventories at fair market value” of the Statement of income.

The net carrying value of properties for revenue, in the aggregate, does not exceed their estimated recoverable value.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets. In addition, it includes the higher investment value paid for the purchase of the shares over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of fixed assets investments in Schedule A.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to December 31, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition. Depreciation rates are shown in Schedule A.

43

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period / year end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization and of the corresponding allowances for impairment of value. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the period / year.

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments (Schedule C).

Amortization is shown in Note 5 and in “Net income on equity investments” in the Statements of Income.

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period / year end.

44

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

12.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

•	Sundry current receivables and payables were valued at their nominal value plus financial charges accrued at the end of the period / year, where applicable.

•	Asset tax has been discounted considering the best estimate of the amount to be paid or collect, respectively.

•	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

16.	Allowances and provisions

•	For doubtful accounts: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the period / year are shown in Schedule E.

•	For impairment of assets: The Company analyzes the recovery of its non-current assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In such cases, the Company performs for shopping centers a first comparison between the value accounted and the value of its economic use without discount. If as a result of such comparison it arises that the assets´ use value is lesser than the value accounted, a second comparison is made with the highest value between the discounted use value and the market value (recoverable value) in order to determine the impairment to be recorded. The use value is determined on the basis of projections of future cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts the pertinent recoveries in accordance with the accounting standards requirements.

Increases or decreases of the allowance for impairment for the period ended September 30, 2006 and the year ended June 30, 2006 are detailed in Schedule E.

•	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered. Increases or decreases for the period are shown in Schedule E.

At the date of issuance of these financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

17.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 10.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

18.	Shareholders’ equity

As mentioned in Note 2.1., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

19.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

20.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted in intangible assets.

21.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

22.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	09.30.06 Ps.	06.30.06 Ps.
Cash in local currency	151,860	240,404
Cash in foreign currency (Schedule G)	256,721	260,844
Banks in local currency	1,255,117	12,632,412
Banks in foreign currency (Schedule G)	14,316,027	9,070,752
Banks - saving accounts	5,408	5,407

Total Cash and Banks	15,985,133	22,209,819

b) Accounts receivable, net:

	09.30.06 Ps.	06.30.06 Ps.
Current
Checks to be deposited	20,924,367	15,175,221
Leases and services receivables	11,808,759	13,216,787
Debtors under legal proceedings	16,173,307	16,454,101
Pass-through expenses receivables	5,649,042	6,076,980
Receivables from the sale of Alcorta Plaza´s land (i) (Schedule G)	6,393,804	5,863,550
Doubtful mortgage receivables	2,208,375	2,208,375
Allowance for doubtful mortgage receivables	(2,208,375)	(2,208,375)
Notes receivable (Schedule G)	1,224,523	1,391,471
Mortgage receivable Torres Abasto	391,747	380,491
Credit card receivables	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(19,853,655)	(19,649,945)

Total	42,711,907	38,908,669

Non-current
Receivables from the sale of Alcorta Plaza´s land (i) (Schedule G)	5,898,200	11,991,670
Mortgage receivable Torres Abasto	553,396	578,155
Notes receivable (Schedule G)	435,670	169,710

Total	6,887,266	12,739,535

Total accounts receivable, net	49,599,173	51,648,204

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

(i) Corresponds to the sale of the Alcorta Plaza´s land. As of September 30, 2006, two installments of USD 1.925 million are to be collected, with annual interest of 7.5% on balances maturing in July 2007 and 2008, respectively.

c) Other receivables, net:

	09.30.06 Ps.	06.30.06 Ps.
Current
Related parties (Note 5)	6,207,315	10,717,974
Prepaid expenses	5,779,760	2,563,494
Guarantee deposits (i) (ii) (Schedule G)	14,153,596	9,196,063
Prepaid services	694,740	1,349,783
Other tax credits	2,304,078	1,271,893
Prepaid gross revenues tax	556,544	520,808
Other prepaid tax	73,937	147,874
Dividends receivables (Note 5)	677,268	—
Other	179,307	174,554

Total	30,626,545	25,942,443

Non-current
Prepaid gross revenues tax	739,424	682,816
Guarantee deposits	228,407	228,407
Related parties (Note 5)	205,305	200,946
Other	8,563	28,890

Total	1,181,699	1,141,059

Total other receivables, net	31,808,244	27,083,502

(i)	Includes deposits which are restricted (see Note 7).
(ii)	Includes:
a)	a USD 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building.
b)	a guarantee deposit of USD 1.6 million in custody with the Deutsche Bank in favor of Grupo Seis S.C. in respect of an agreement for construction and purchase of garages that will be located in a building next to the Paseo Alcorta Commercial Center. This transaction is subject to the approval of the Government of the Autonomous City of Buenos Aires.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

d) Inventory:

	09.30.06 Ps.	06.30.06 Ps.
Current
Torres de Rosario (i)	7,314,708	7,325,065
Torres de Abasto (ii)	312,000	312,000
Re-sale merchandise	185,544	210,543
Other	11,474	11,474

Total	7,823,726	7,859,082

(i)	On December 9, 2005 a preliminary sale contract between the Company and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. To the date of these financial statements, the deed has not yet been formalized. The plot is valued at its net realization value as conditions provided in Technical Resolution No. 17 are complied with. At the date of these financial statements a pre-payment for this transaction amounting to Euros 600,000 was recorded in “Customer advances” (See Note 3.i) (ii)).
(ii)	It is disclosed net of the allowance for impairment of Ps. 205,599. See Schedule E.

e) Trade accounts payable:

	09.30.06 Ps.	06.30.06 Ps.
Current
Accruals	7,095,747	7,041,575
Suppliers	1,002,927	2,882,259
Foreign suppliers (Schedule G)	1,023,876	1,023,961
Other	4,186	445,200

Total	9,126,736	11,392,995

Non-current
Foreign suppliers (Schedule G)	728,053	1,010,150

Total	728,053	1,010,150

Total trade accounts payable	9,854,789	12,403,145

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

f) Short-term and long-term debt:

	09.30.06 Ps.	06.30.06 Ps.
Short-term debt
- Banks
Syndicated loan (iv)	25,000,000	25,000,000
Overdrafts (Schedule G)	21,043,248	28,765,581
Bank interest (iv) (Schedule G)	613,767	925,173
Deutsche Bank Trust Company Americas loan (i) (Schedule G)	—	9,258,000

Subtotal	46,657,015	63,948,754

- Financial
Seller financing (ii) (Schedule G)	6,493,606	11,758,456
Accrued interest for Unsecured Convertible Notes (Note 5 and Schedule G)	2,931,910	6,588,951
Accrued interest for seller financing (ii)	1,284,746	1,175,960

Subtotal	10,710,262	19,523,367

Total	57,367,277	83,472,121

- Financial
Long-term debt
Unsecured Convertible Notes (iii) (Note 5 and Schedule G)	146,595,507	145,755,576

Total	146,595,507	145,755,576

Total short-term and long-term debt	203,962,784	229,227,697

(i)	Corresponded to a USD 11 million loan granted on March 4, 2005 which accrued annual interest equivalent to LIBOR plus 3.25%. The last principal installment plus accrued interest was cancelled on August 1, 2006.
(ii)	As of September 30, 2006 includes the amount related to seller financing obtained in connection with the acquisition of Shopping Neuquén S.A. Such loan accrues an interest equivalent to the six-month period LIBOR. As of September 1, 2006, the six-month period LIBOR was 5.43%. As of June 30, 2006 included the balance related to the acquisition of Shopping Neuquén S.A. and the amount arising from the acquisition of 49.9% of the shares Mendoza Plaza Shopping S.A. for USD 1.77 millions. This amount was cancelled on September 29, 2006.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

(iii)	See Note 12.
(iv)	On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan for a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The operation becomes mature on April 5, 2007.

Such loan will accrue interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%, payable quarterly as from July 2005.

The terms and conditions of such loan require the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

On October 5, 2005, April 5 and October 5, 2006 the first, second and third principal installments of Ps.12.5 million each were cancelled.

g) Salaries and social security payable:

	09.30.06 Ps.	06.30.06 Ps.
Provision for vacation and other benefits	2,208,437	6,170,445
Social security payable	1,769,114	911,003
Other	1,113,813	134,545
Payroll	6,463	11,553

Total salaries and social security payable	5,097,827	7,227,546

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

h) Taxes payable:

	09.30.06 Ps.	06.30.06 Ps.
Current
VAT payable, net	2,504,952	2,037,498
Income tax	6,121,399	1,382,458
Gross revenues tax provision	603,865	535,813
Other tax withholdings	1,547,880	312,080
Provision for tax on personal assets of shareholders	402,742	268,494
Gross revenues tax withholdings	223,953	245,840
Turn over Tax Accrued (not claimable)	176,946	175,907
Tax amnesty plan for gross revenues tax payable	169,940	166,173
Other taxes	49,075	43,521

Total	11,800,752	5,167,784

Non-current
Deferred income tax (Note 10)	9,817,605	11,661,108
Tax amnesty plan for gross revenues tax payable	1,620,978	1,664,902
Turn over Tax Accrued (not claimable)	176,946	351,813

Total	11,615,529	13,677,823

Total taxes payable	23,416,281	18,845,607

i) Customer advances:

	09.30.06 Ps.	06.30.06 Ps.
Current
Admission rights	15,989,535	14,968,484
Lease advances (i)	10,356,540	11,214,223
Advance for the sale of Rosario land (Schedule G) (ii)	2,362,260	2,365,800
Guarantee deposits	1,714,257	1,484,968

Total	30,422,592	30,033,475

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

	09.30.06 Ps.	06.30.06 Ps.
Non-current
Admission rights	21,795,752	20,200,450
Lease advances (i)	9,542,529	9,736,782
Guarantee deposits	—	53,264

Total	31,338,281	29,990,496

TotalTotal customer advances	61,760,873	60,023,971

(i)	The balance of lease advances includes Ps. 1,220,000 and Ps. 4,871,234 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month LIBOR plus 2-2.25%. As of September 30, 2006 the six-month LIBOR was 5.37%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

(ii)	Corresponds to an advance payment of Euros 600,000 received from Villa Hermosa S.A. (see Note 3.d (i)). The liability is disclosed net of expenses incurred by the Company on behalf of such company and for its account.

j) Other liabilities:

	09.30.06 Ps.	06.30.06 Ps.
Current
Provision for directors fees (Note 5)	7,930,499	6,240,569
Advances to Directors (Note 5)	(282,462)	(224,645)
Donations payable (Note 5)	1,700,000	1,700,000
Contributed leasehold improvements (i)	212,222	212,222
Withholdings and guarantee deposits	219,193	237,161
Investment in other company (Schedule C) (ii)	164,459	—
Other	12,454	65,775

Total	9,956,365	8,231,082

Non-current
Contributed leasehold improvements (i)	212,173	265,231
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	224,173	277,231

Total Other liabilities	10,180,538	8,508,313

(i)	Contributed leasehold improvements relate to installations constructed by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Improvements are amortized to income over the term of lease. Such depreciation was not significant during the three-month periods ended September 30, 2006 and 2005.
(ii)	Corresponds to the equity investment in E–Commerce Latina S.A. As of September 30, 2006, the share in this Company´s loss exceeded the value of the share in its net equity. The Company will continue financing its operation. See Note 16.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:(Continued)

k) Provisions:

	09.30.06 Ps.	06.30.06 Ps.
Non Current
Provision for contingencies (i) (Schedule E)	6,174,383	5,035,477

Total provisions	6,174,383	5,035,477

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l) Other income and expenses, net:

	09.30.06 Ps.	09.30.05 Ps.
Charge for doubtful receivables	(159,952)	(1,451,540)
Tax on personal assets of shareholders (Note 5)	(134,247)	(116,610)
Provision for contingencies (Schedule E)	(1,234,262)	(188,816)
Other	337,732	11,469

Tota Total other income and expenses, net	(1,190,729)	(1,745,497)

NOTE 4: COMMON STOCK

As of September 30, 2006, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders´ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders´ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders´ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders´ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders´ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders´ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders´ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 12.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			09.30.2006 Ps.	09.30.2005 Ps.	09.30.2006 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(123,859)	(207,746)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	867,870	479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,970,311)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(98,515,565)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(3,045,074)	(3,017,517)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(174,889)	(176,850)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services -Salaries and bonuses	11,088	8,543	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(960,529)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(48,026,429)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(1,484,476)	(1,471,043)	—	—
Other shareholders	Shareholders	Other expenses, net	(134,247)	(116,610)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	168,819	156,608	—	—
Tarshop S.A.	Subsidiary	Interest income	58,089	210,345	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	910,182	3,477,301
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	497,495	659,268
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(191,758)	(189,035)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	312,484	798,633
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payable with related parties	—	—	(208,090)	(60,468)
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(229,356)	(214,527)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	36,000	36,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(1,156)	(1,614)	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables – Dividends receivable	—	—	677,268	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(13,758)	(143,133)
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	30,000	30,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	70,009	112,385
Fibesa S.A.	Subsidiary	Other non-current receivables	—	—	205,305	200,946
Fibesa S.A.	Subsidiary	Interest income	5,702	903	—	—
E-Commerce Latina S.A.	Equity investee	Other current receivables	—	—	14,302	24,666
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	1,500	1,500	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables	—	—	772,873	596,240
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(33,789)	(208,929)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			09.30.2006 Ps.	09.30.2005 Ps.	09.30.2006 Ps.	06.30.2005 Ps.
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	10,500	14,530	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Interest income	12,316	—	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	1,374,784	3,398,404
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(1,480,738)	(120,082)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(3,449,099)	(2,798,338)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(59,538,705)	(52,869,820)
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	60	60
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)

	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,038,850	827,692
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,000,321)	(1,377,090)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(551,585)	(276,708)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(35,149)	(112,991)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(105,022)	(160,460)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	136	40
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(2,795)	(291)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(62,364)	(135,182)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(274,683)	(88,829)	—	—
Directors´ Fees	Directors	Other current liabilities	—	—	(7,648,037)	(6,015,924)
Directors	Directors	Short-term debt	—	—	(621)	(1,010)
Directors	Directors	Long-term debt	—	—	(31,040)	(41,031)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(959)	(6,018)	—	—
Directors	Directors	Directors fees	(1,781,337)	(1,140,385)	—	—
Directors and management	Directors and management	Other current receivables	—	—	820	820
Loans to the personnel	Personnel	Other current receivables	—	—	341,461	333,222
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,700,000)	(1,700,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	5,989	5,816
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(449)	(1,855)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,473)	(22,343)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(694)	(688)	—	—
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	4,168

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 6: NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	09.30.06 Ps.	09.30.05 Ps.
Income on equity investments	13,224,296	8,346,492
Amortization of goodwill and higher investment value	(616,703)	(634,785)
Loss due to change in equity interests	(118)	—

Total	12,607,475	7,711,707

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

At September 30, 2006, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 20,985 concerning the case “Saavedra Walter Ricardo c/ Alto Palermo S.A. and others about dismissal”.

ii)	Ps. 20,382 concerning the case “La Meridional Cía. de Seguros c/ Alto Palermo S.A.” by collecting in pesos.

iii)	On July 5, 2006 the AFIP (tax authorities) filed a precautionary measure for a claim of approximately Ps. 3.0 million related to a disagreement in the accrual calculation of the rights of admission of income tax. The measure was opposed in the file named “Alto Palermo S.A. against Tax Revenues Administration on Recourse of Appeal”, Record No. 25,030-I, Court A, 3rd nomination. The Company and its legal advisors consider that the AFIP claim is technically unfounded.

NOTE 8: MERGER WITH CONTROLLED COMPANY

The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005. The merger proceedings are currently pending approval by the Corporate Control Bodies.

NOTE 9: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	09.30.06	09.30.05
Weighted-average outstanding shares	782,035,506	777,703,423
Weighted-average diluted ordinary shares	2,239,489,549	2,153,587,213

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 9: (Continued)

Below is a reconciliation between net income for the years and the net income used as basis for calculation of the basic and diluted earnings per share:

	09.30.06 Ps.	09.30.05 Ps.
Net Income for calculation of basic earnings per share	19,330,948	9,299,827
Interest	3,681,113	3,407,798
Exchange difference	850,090	1,087,468
Income tax	(1,585,921)	(1,573,343)

Net Income for calculation of diluted earnings per share	22,276,230	12,221,750

Net basic earnings per share	0.0247	0.0120
Net diluted earnings per share	0.0099	0.0057

NOTE 10: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred tax assets and liabilities
Cash and banks	41,480	—	41,480
Accounts receivable	1,911,815	81,875	1,993,690
Other receivables	966,171	(32,320)	933,851
Inventories	(5,752,440)	1,250,947	(4,501,493)
Fixed assets	(10,163,932)	104,941	(10,058,991)
Intangible assets	(555,833)	104,219	(451,614)
Land reserve	(148,411)	—	(148,411)
Tax payables	184,702	(60,840)	123,862
Other liabilities	595,000	—	595,000
Provisions for contingencies	1,237,417	398,616	1,636,033
Tax loss	22,923	(3,935)	18,988

Total net deferred tax liabilities	(11,661,108)	1,843,503	(9,817,605)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 10: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate in effect to the net income before taxes:

Items	09.30.06 Ps.	09.30.05 Ps.
Net Income for the period (before income tax)	24,593,364	13,987,446
Current income tax rate	35%	35%

Income for the period at the tax rate	8,607,677	4,895,606
Permanent differences at the tax rate:
Restatement into constant currency (2)	2,635,776	1,431,118
Balance arising from year 2005 tax return	—	2,245,518
Depreciation of higher value of permanent investments	238,631	236,100
Amortization of goodwill	94,767	91,283
Amortization of intangible assets	2,037	2,034
Donations	—	28,253
Loss on equity investments	(5,774,353)	(2,689,807)
Other	(542,119)	(1,552,486)

Total income tax charge for the period (1)	5,262,416	4,687,619

(1)	Includes (Ps. 1,843,503) related to deferred income tax and Ps. 7,105,919 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 11: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A.

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

Mendoza Plaza Shopping S.A.

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, the Company subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter granted to the Company the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of USD 3.0 million under the terms especifically established in the contract.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 12: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the CNO have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At September 30, 2006 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.77 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At September 30, 2006 Unsecured Convertible Notes amounted to USD 47.23 million.

NOTE 13: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ending on June 30, 2007 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 14: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated accounting value of Ps. 6.4 million.

The Company has an insurance coverage against all risks to cover this type of disaster. The final value of the reimbursement is subject to the final liquidation process to be carried out by the insurance companies, which, to the date of these financial statements is not yet completed. The amount of Ps. 4.9 million has been collected to date as advance payment.

NOTE 15: ADQUISITION OF CORDOBA SHOPPING CENTER

On July 7, 2006 the Company has entered into an agreement with Grupo Roggio by which a process started that –subject to a previous due diligence- will finalize with the transference to Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (APSA’s subsidiary) of the totality of Empalme S.A. shares, the latter being the owner of Córdoba Shopping Villa Cabrera.

We would also mention that Córdoba Shopping Villa Cabrera is a shopping centre covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighbourhood of the City of Córdoba.

Should this operation be successfully completed, being subject to specific conditions and to the conformity of the National Commission for the Defense of Competitiveness, the investment will be for the Company a significant growth opportunity in the Shopping Centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

NOTE 16: SUBSEQUENT EVENTS

1. Ordinary and Extraordinary General Stockholders’ Meeting

The majority of shareholders of the Ordinary and Extraordinary General Stockholders’ Meeting held on October 31, 2006 approved the distribution of dividends in cash of Ps.47 million and the allocation to legal reserve of Ps. 2.2 million. In addition, the shareholders resolved to create a global program for issuing Unsecured Notes, non convertible into shares, for up to USD 200 million or its equivalent in other currencies, under the terms of the negotiable obligations Law number 23,576 and other addenda.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 16: (Continued)

2. Purchase of shares

On October 24, 2006, the Company entered into a shares purchase agreement with Telefónica Argentina S.A., by which it acquired 808,354 ordinary shares issued and outstanding of E-Commerce Latina S.A., and 11 ordinary shares issued and outstanding of Altocity.Com S.A. for a total price of Ps. 85,876, which were fully paid. Such agreement is subordinated to the approval of the National Commission for the Defense of Competitiveness.

Through this operation, the Company has obtained total share control of E-Commerce Latina S.A..

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period ended September 30, 2006

Compared with the year ended June 30, 2006

Items															Schedule A
	Original value						Depreciation							Net carrying value as of September 30, 2006 Ps.	Net carrying value as of June 30, 2006 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.		Transfer Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %		For the period			Accumulated as of end of the period Ps.
										Amount (1) Ps.	Decreases Ps.	Increases and transfers Ps.
Properties:
Shopping centers:
- Abasto	252,177,964	65,847	—		—	252,243,811	63,818,261	(	*)	1,951,504	—	—	65,769,765	186,474,046	188,359,703
- Alto Avellaneda	165,936,766	2,791,302	—		—	168,728,068	79,648,106	(	*)	2,017,337	—	—	81,665,443	87,062,625	86,288,660
- Paseo Alcorta	105,970,967	125,369	—		—	106,096,336	43,711,088	(	*)	991,216	—	—	44,702,304	61,394,032	62,259,879
- Patio Bullrich	160,058,090	14,544	(13,018)		(11,038)	160,048,578	50,857,430	(	*)	1,686,445	—	—	52,543,875	107,504,703	109,200,660
- Alto Noa	43,218,304	93,000	(3,766)		—	43,307,538	14,201,824	(	*)	510,669	(3,766)	—	14,708,727	28,598,811	29,016,480
- Alto Rosario	86,479,033	59,340	—		—	86,538,373	3,307,709	(	*)	598,095	—	—	3,905,804	82,632,569	83,171,324
Other real estate	10,013,202	—	(243,114)		—	9,770,088	711,611	(	*)	107,921	(243,114)	—	576,418	9,193,670	9,301,591
Leasehold improvements	4,268,588	7,730	(19,313)		—	4,257,005	3,305,281	(	*)	86,976	(19,313)	—	3,372,944	884,061	963,307
Facilities	11,203,063	578,308	—		—	11,781,371	2,189,696	10		229,006	—	—	2,418,702	9,362,669	9,013,367
Furniture and fixtures	9,769,350	207,135	—		11,038	9,987,523	5,676,043	10		271,245	—	—	5,947,288	4,040,235	4,093,307
Vehicles	205,933	—	—		—	205,933	130,211	33		6,310	—	—	136,521	69,412	75,722
Computer equipment	13,161,506	505,209	(35,847)		(2,057)	13,628,811	11,408,825	33		222,717	(35,847)	(5,486)	11,590,209	2,038,602	1,752,681
Software	5,900,362	1,704	—		2,057	5,904,123	3,907,875	20		168,490	—	5,486	4,081,851	1,822,272	1,992,487
Financial advance Alto Avellaneda	—	20,354	—		—	20,354	—	—		—	—	—	—	20,354	—
Work in progress:
- Rosario	3,990,275	66,443	—		—	4,056,718	—	—		—	—	—	—	4,056,718	3,990,275
- Patio Bullrich	208,438	55,500	—		—	263,938	—	—		—	—	—	—	263,938	208,438
- Office improvements	622,065	97,518	—		—	719,583	—	—		—	—	—	—	719,583	622,065
Other	1,572	—	(1,572)		—	—	1,572	—		—	(1,572)	—	—	—	—

Total as of September 30, 2006	873,185,478	4,689,303	(316,630)		—	877,558,151	282,875,532	—		8,847,931	(303,612)	—	291,419,851	586,138,300	—

Total as of June 30, 2006	871,614,101	19,623,867	(17,996,217	)(2)	(56,273)	873,185,478	254,971,103	—		35,151,975	(7,247,546)	—	282,875,532	—	590,309,946

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the period-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 75,976 which is expensed.
(2)	Includes Ps. 64,370 reclassified to Other receivables and Ps. 8,097 from other investments.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the three-month period ended September 30, 2006

Compared with the year ended June 30, 2006

Items												Schedule B
	Original value						Amortization
	Value as of beginning of year Ps.	Decreases Ps.		Transfers Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	For the period		Accumulated as of end of the period Ps.	Net carrying value as of September 30, 2006 Ps.	Net carrying value as of June 30, 2006 Ps.
								Rate %	Amount Ps. (1)
Trademarks	494,546	—		—	494,546	332,665	—	10	12,361	345,026	149,520	161,881
Pre-operating expenses:
- Rosario	4,332,072	—		—	4,332,072	2,406,706	—	33.33	361,006	2,767,712	1,564,360	1,925,366
- Alto Shopping	951,336	(951,336)		—	—	951,336	(951,336)		—	—	—	—

Total as of September 30, 2006	5,777,954	(951,336)		—	4,826,618	3,690,707	(951,336)	—	373,367	3,112,738	1,713,880	—

Total as of June 30, 2006	5,794,587	(4,833	)(2)	(11,800)	5,777,954	2,200,938	—	—	1,489,769	3,690,707	—	2,087,247

(1)	The amortization charge is disclosed in Schedule H.
(2)	Reclassified to other receivables.

ALTO PALERMO S.A. (APSA)

Interest in other companies

For the three-month period ended September 30, 2006

Compared with the year ended June 30, 2006

											Schedule C
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 09.30.2006 Ps.	Value recorded as of 06.30.2006 Ps.	Main activity	Issuer’s information
						Last financial statement
						Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Share holders’ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	65,938,724	65,000,095	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén - Mendoza	09.30.06	28,256,870	1,099,098	89,404,804	85.40%
Mendoza Plaza Shopping S.A.-Higher investment value			5,184,618	5,246,096
Tarshop S.A. – Equity value		7,557,775	28,793,455	23,072,945	Credit card	Suipacha 664- 7° Floor- C.A.B.A.	09.30.06	9,447,219	7,150,637	35,991,817	80%
Tarshop S.A. – Goodwill			423,944	484,507
Emprendimiento Recoleta S.A. – Equity value Emprendimiento Recoleta S.A. – Goodwill	1	13,449,990	15,255,521 (541,714)	15,078,693 (560,394)	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Av. Pueyrredón 2501 – C.A.B.A.	09.30.06	25,054,000	1,590,969	28,417,256	53.684%
Shopping Neuquén S.A.–Equity value			909,956	929,136	Development of	Rivadavia 86 3º Floor Of. 9-	09.30.06	2,200,000	(19,372)	6,193,285	94.623%
Shopping Neuquén S.A.–Higher investment value (1)	1	2,081,706	4,853,806	4,853,806	Undertakings	Neuquén
Shopping Neuquén S.A.–Irrevocable contributions			5,184,112	5,138,112
Inversora del Puerto S.A.- Equity value	1	11,999	134,585	134,585	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	09.30.06	12,000	—	134,597	99.9917%
Shopping Alto Palermo S.A -Equity value	1	123,454,616	249,513,350	244,879,131	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.	09.30.06	123,454,617	4,634,221	249,513,355	99.9999%
E-Commerce Latina S.A.–Equity value (2)	1	808,354	(164,459)	129,474	Holding	Florida 537 – 18º Floor C.A.B.A.	09.30.06	1,616,708	(587,870)	(328,917)	50%
Fibesa S.A. – Equity value	0.00000001	999,900	5,818,474	4,426,840	Agent	Moreno 877 22º Floor – C.A.B.A.	09.30.06	0,01	1,391,773	5,819,056	99.9999%
Fibesa S.A. – Goodwill			8,041,911	8,555,254
Conil S.A. – Equity value	1	6,000	189,583	191,379	Real estate investments	Lavalle 1290 7° Floor Of. 301 – C.A.B.A.	09.30.06	12,000	3,588	379,166	50%

Total			389,535,866	377,559,659

(1)	Includes an impairment of Ps. 2,153,984. See Schedule E.
(2)	Set forth in Note 3.j)

ALTO PALERMO S.A. (APSA)

Other Investments

For the three-month period ended September 30, 2006

Compared with the year ended June 30, 2006

		Schedule D
Items	Value as of 09.30.2006 Ps.	Value as of 06.30.2006 Ps.
Current
Mutual Funds	2,873	2,852

Total current	2,873	2,852

Non Current
Land reserve:
- General Paz Plot of land	59,837,466	59,837,466
- Caballito Plot of land	36,622,004	36,622,004
- Torres Rosario	16,079,162	16,079,162
- Air Space Coto Supermarket	13,143,445	13,143,445
- Other real estate	2,599,641	2,092,423
Old trains	569,757	—

Total non current	128,851,475	127,774,500

Total	128,854,348	127,777,352

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month period ended September 30, 2006

Compared with the year ended June 30, 2006

								Schedule E
Items	Balances as of beginning of year Ps.		Increases Ps.		Decreases/ reclassifications Ps.	Carrying value as of September 30, 2006 Ps.		Carrying value as of June 30, 2006 Ps.
Deducted from assets:
Allowance for doubtful accounts	19,649,945	(5)	261,013	(1)	(57,303)	19,853,655		19,649,945
Allowance for doubtful mortgage receivable	2,208,275		—		—	2,208,275		2,208,275
Impairment of inventory	205,599		—		— (2)	205,599	(2)	205,599
Impairment of non-current investments	2,153,984		—		— (3)	2,153,984	(3)	2,153,984
Included in liabilities:
Provision for non current contingencies	5,035,477	(4)	1,234,262	(6)	(95,356)	6,174,383		5,035,477

Total as of September 30, 2006	29,253,280		1,495,275		(152,659)	30,595,896		—

Total as of June 30, 2006	40,927,822		3,007,096		(14,681,638)	—		29,253,280

(1)	Related to off sets.
(2)	Set forth in Note 3.d).
(3)	Set forth in Schedule C.
(4)	Set forth in Note 3.I).
(5)	Set forth in Schedule H.
(6)	Includes Ps. 42,094 of reversal of allowance, set forth in Schedule H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the three-month periods beginning on July 1, 2006 and 2005 and ended September 30, 2006 and 2005

		Schedule F
	09.30.06 Ps.	09.30.05 Ps.
Cost by leases and services
Expenses (Schedule H)	11,253,155	11,378,214

Cost by leases and services	11,253,155	11,378,214

Cost by other
Stock as of beginning of year	7,859,082	19,866,484
Purchases of the period	—	182
Write offs due to obsolescence	(24,999)	—
Gains from valuation of inventories at fair market value	(10,357)	—
Expenses (Schedule H)	77,933	77,699
Stock delivered through Bonus program	—	(82,738)
Stock as of end of the period (Note 3.d)	(7,823,726)	(19,783,928)

Cost by other	77,933	77,699

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For the three-month period ended September 30, 2006

Compared with the year ended June 30, 2006

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps. (1)	Total as of September 30, 2006 Ps.	Total as of June 30, 2006 Ps.
Assets
Current Assets
Cash and banks	USD	4,367,405	3,064	13,381,728	8,151,536
Cash and banks	Euros	306,482	3,8861	1,191,020	1,180,060
Accounts receivable, net	USD	2,260,265	3,064	6,925,451	6,387,462
Other receivables, net	USD	4,600,000	3,064	14,094,400	9,138,000

Total Current Assets		11,534,152		35,592,599	24,857,058

Non-current Assets
Accounts receivable, net	USD	1,977,151	3,064	6,057,990	12,161,380

Total Non-current Assets		1,977,151		6,057,990	12,161,380

Total Assets as of September 30, 2006		13,511,303		41,650,589	—

Total Assets as of June 30, 2006		—		—	37,018,438

Liabilities
Current Liabilities
Trade accounts payable	USD	329,857	3,104	1,023,876	1,023,961
Advance to customers	Euros	600,000	3,9371	2,362,260	2,365,800
Short-term debt	USD	2,461,152	3,104	7,639,416	21,566,390

Total		3,391,009		11,025,552	24,956,151

Non-current Liabilities
Trade accounts payable	USD	234,553	3,104	728,053	1,010,150
Long-term debt	USD	47,227,934	3,104	146,595,507	145,755,576

Total		47,462,487		147,323,560	146,765,726

Total Liabilities as of September 30, 2006		50,853,496		158,349,112	—

Total Liabilities as of June 30, 2006		—		—	171,721,877

(1)	Exchange rates at 09.30.06 according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the three-month periods ended September 30, 2006 and 2005

									Schedule H
Items	Total as of September 30, 2006 Ps.	Costs						Expenses		Total as of September 30, 2005 Ps.
		Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.
Depreciation and amortization	9,145,322	—	9,145,322	—	—	—	9,145,322	—	—	8,960,495
Condominium expenses	1,339,830	—	1,339,830	75,665	—	(75,665)	1,339,830	—	—	1,553,128
Taxes, rates, contributions and services	1,828,394	—	—	2,436,686	174,767	(2,611,453)	—	567,247	1,261,147	1,482,866
Fees for Directors	1,781,337	—	—	—	—	—	—	1,781,337	—	1,140,385
Parking	567,254	—	567,254	—	—	—	567,254	—	—	596,834
Fees and payments for services	1,253,781	—	—	737,582	—	(737,582)	—	1,253,781	—	560,789
Salaries and bonuses	873,145	—	—	2,768,708	622,230	(3,390,938)	—	873,145	—	436,095
Maintenance, repairs, cleaning and security	274,558	18,767	242,835	4,282,712	2,770	(4,285,482)	261,602	12,956	—	215,222
Personnel	121,065	—	—	259,012	—	(259,012)	—	121,065	—	163,100
Advertising	42,328	—	—	—	2,984,455	(2,984,455)	—	—	42,328	131,074
Social security taxes	520,297	—	—	858,831	346,521	(1,205,352)	—	520,297	—	108,728
(Recovery) Charge of contingencies	(42,094)	—	(42,094)	—	—	—	(42,094)	—	—	93,485
Allowance for doubtful accounts	261,013	—	—	—	—	—	—	—	261,013	91,349
Insurance	90,397	—	—	87,585	—	(87,585)	—	90,397	—	70,234
Bank charges	94,384	—	—	119,318	—	(119,318)	—	94,384	—	55,612
Rental	56,563	—	—	133,732	—	(133,732)	—	56,563	—	33,713
Regulatory Authority expenses	33,260	—	—	—	—	—	—	33,260	—	30,771
Freight and transportation	8,686	—	—	—	631	(631)	—	8,686	—	5,969
Stationary	13,365	—	—	77,604	—	(77,604)	—	13,365	—	1,518
Training expenses	59,166	59,166	—	—	4,165	(4,165)	59,166	—	—	76,706
Other services	—	—	—	114,142	111	(114,253)	—	—	—	—
Compensation to tenants	27,386	—	—	—	—	—	—	—	27,386	—
Other	72,665	—	8	56,798	1,824	(58,622)	8	42,557	30,100	126,000
Expenses recovery	—	—	—	(12,008,375)	(4,137,474)	16,145,849	—	—	—	—

Total as of September 30, 2006	18,422,102	77,933	11,253,155	—	—	—	11,331,088	5,469,040	1,621,974	—

Total as of September 30, 2005	—	77,699	11,378,214	—	—	—	11,455,913	3,160,216	1,317,944	15,934,073

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

For the three-month period ended September 30, 2006

Compared with the year ended June 30, 2006

																Schedule I
	09.30.06								06.30.06
	Other investments (8)	Accounts receivable, net (1)	Other receivables, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long- term debt (2)	Related Parties (7)	Other liabilities (4) (9)	Other investments	Accounts receivable, net	Other receivables, net	Trade accounts payable	Customer advances	Short-term and long- term debt	Related parties	Other liabilities (4)
No fixed term	2,873	—	17,338,947	—	—	90,778	113,923	17,856,447	2,852	—	12,415,050	—	1,438,264	90,778	125,916	18,396,585

Past due	—	3,508,805	765,874	1,002,927	—	7,687,574	—	—	—	5,978,899	715,251	2,752,330	—	7,467,400	—	—

To mature
In three months	—	21,766,895	8,772,128	7,330,537	11,353,985	33,543,248	5,133,325	22,832,843	—	20,027,078	10,732,281	7,492,392	10,481,462	51,256,395	5,366,346	10,542,515
Between 3 and 6 months	—	6,223,547	935,927	295,690	6,356,202	3,545,677	—	1,283,380	—	6,421,124	1,647,126	653,577	6,231,854	12,195,396	—	7,504,159
Between 6 and 9 months	—	9,734,387	930,275	209,593	6,356,202	12,500,000	—	95,540	—	3,821,376	86,999	286,319	5,940,947	—	—	785,140
Between 9 and 12 months	—	1,478,273	2,120,358	287,989	6,356,203	—	—	778,723	—	2,660,192	603,035	208,377	5,940,948	12,462,152	—	94,598

Between 1 and 2 years	—	6,306,256	596,637	728,053	13,457,308	—	59,746,795	459,370	—	6,392,556	563,461	989,393	12,524,886	—	52,930,288	454,210
Between 2 and 3 years	—	227,816	165,057	—	6,835,145	—	—	299,861	—	5,969,564	144,328	20,757	6,188,641	—	—	471,261
Between 3 and 4 years	—	70,360	38,887	—	3,155,067	—	—	241,477	—	77,368	29,483	—	2,886,374	—	—	289,605
In greater than 4 years	—	282,834	144,154	—	7,890,761	146,595,507	—	1,021,388	—	300,047	146,488	—	8,390,595	145,755,576	—	1,078,870

Total to mature	—	46,090,368	13,703,423	8,851,862	61,760,873	196,184,432	64,880,120	27,012,582	—	45,669,305	13,953,201	9,650,815	58,585,707	221,669,519	58,296,634	21,220,358

Total with fixed term	—	49,599,173	14,469,297	9,854,789	61,760,873	203,872,006	64,880,120	27,012,582	—	51,648,204	14,668,452	12,403,145	58,585,707	229,136,919	58,296,634	21,220,358

Total	2,873	49,599,173	31,808,244	9,854,789	61,760,873	203,962,784	64,994,043	44,869,029	2,852	51,648,204	27,083,502	12,403,145	60,023,971	229,227,697	58,422,550	39,616,943

(1)	Does not accrue interest, except for Ps. 945,146 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 1,570,182 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 6,091,234 that accrue interest at a variable market rate.
(6)	Includes Ps. 1,751,929 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 59,538,705 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 1,790,918 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2006

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, November 9, 2006 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business principally engaged in the holding, development, managing and acquisition of Shopping Centers in Argentina, is hereby showing its profits and losses for the first quarter of fiscal year 2007 ended September 30, 2006.

Net income for the three-month period was Ps 19.3 million, in comparison with the Ps. 9.3 million gain for the same period of the previous year. This improvement represents an increase of 107.9%.

Total revenues as of September 30, 2006, were Ps. 101.1 million, that is, 37.2% higher than revenues recorded during the same period of the previous year. This increase principally results from the excellent momentum of our shopping centers and to the 63.9% increase of the revenues from our subsidiary Tarshop S.A.

Gross profit of the period amounted to 47.9%, from Ps 45.4 million in the first quarter of fiscal year 2006 to Ps. 67.1 million during the same period of fiscal year 2007. The consolidated operating income for the period recorded an increase of Ps. 44.1 million from Ps. 28.7 million recorded during the same period of the previous year, representing an increase of 53.5%.

EBITDA1 for the three-month period increased by Ps. 60.2 million representing an increase of 35.3% with respect to the EBITDA of the same period of the previous year.

Comments on the operation of the three-month period

The economy in Argentina has gone through four years of strong growth, and year 2006 will end with a significant GDP variation of 8.9%2. Both investment and private consumption have significantly contributed to this expanding process. Consequently, during 2006 unemployment would reduce at 8.9% being the lesser percentage recorded during the last thirteen-years period.

Public finance continued evolving favorably during the first nine-month period of 2006, mostly due to the growing pace of revenues. The primary cash basis obtained by the National Public Non-Financial Sector exceeded by 8.4% the result of the same period of 2005. Measured in relative terms to the GDP, the accumulated primary surplus of the last twelve months was 3.5%. This amount allowed to easily deal with the financial services for interests of the national public debt and the financial result on a cash basis was carried to a level 37.4% higher than the one obtained in the same period of the previous year.

[1]	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
[2]	According to projected information from Estudio M.A. Broda y Asoc.

ALTO PALERMO S.A. (APSA)

In respect to external accounts, Argentina will record a surplus in the trade balance of USD 11,200 million during year 2006. In line with projections currently available, exports will increase by 13.1% and imports by 19.2% based on the recovery of private consumption and investment. On the other hand, the trade balance account will not only continue its positive trend but it also will probably increase by 17.4%.

The reliability consumer´s index (ICC) remains in a stable high level. In September, the national ICC level increased monthly by 5.5% thus being 18.1% higher to the measurement of the same month of the previous year. A clear sample of such reliability is given both in supermarkets´ and shopping centers´ sales which in the nine months ended September 30, 2006 were 17.5% and 25.7%, respectively, in excess to the measurements of equal period of the previous year.

Construction is still one of the main driving forces in the Argentine economy. During the first nine months of 2006, the construction activities rate prepared by the National Institute for Statistics and Census (INDEC) recorded an increase of 20% with respect to the same period of the previous year.

Sales in Shopping Centers during September decreased in out of season terms by 2.8% with respect to August, according to data published by the INDEC. However, the trend is still positive as inter-annual sales increased by 7.5% in out of season terms.

During the three-month period ended September 30, 2006 our tenants continued increasing sales recording Ps. 640.1 million. Such sales, in nominal terms, represent 21.5% in excess to those of the same period of the previous year.

ALTO PALERMO S.A. (APSA)

The business success of our tenants continues increasing the demand in our shopping centers. In this way, we have reached an occupancy rate of 99.2%. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our Shopping Centers portfolio.

Acquisition of the Cordoba Shopping Center. On July 7, 2006, the Company entered into an agreement with the Roggio Group, which started a process that will end with the transference to APSA and Shopping Alto Palermo S.A. (subsidiary of APSA) of all the shareholding of Empalme S.A. owner of the Cordoba Shopping Villa Cabrera. All this process is subject to a previous due diligence.

We would also mention that the Cordoba Shopping Villa Cabrera covers 35,000 square meters of total surface, has 160 stores, 12 movie theatres and parking lot for 1,500 vehicles, and it is located in the Villa Cabrera neighbourhood in the city of Cordoba.

If this operation ends successfully, as it depends from certain conditions and to the approval of the National Commission for the Defense of Competitiveness, this investment will mean for APSA a growth opportunity in the commercial centers segment, in line with the expansion strategy and presence in the principal markets inside the country.

Credit Card Segment

Tarshop S.A. is a credit card company in which APSA holds 80% interest.

The favorable context and the successful performance of our credit cards business unit, pushed Tarshop S.A. income to Ps. 7.1 million during the three-month period of fiscal year 2007, which represents a 91.9% increase in comparison with the Ps. 3.7 million income of the same period of the previous year.

Net revenues had a significant increase of 63.9%, from Ps. 24.6 million during the three-month period of fiscal year 2006 to Ps.40.2 million of the same period of fiscal year 2007. In addition, operating results increased 100.2% to Ps. 10.7 million.

ALTO PALERMO S.A. (APSA)

The credit portfolio including securitized coupons as of September 30, 2006 was Ps. 439.1 million, 82.4% greater than Ps.240.6 million as of September 30, 2005.

In the area of collections, short-term delinquency at September 30, 2006 was only 3.9%.

Other Significant Events of the Quarter

Financial Debt

The Company’s financial debt as of September 30, 2006 is in the lowest levels of the last years. Such debt is principally conformed as follows:

Type of Debt	Outstanding amount	Rate	Due in
Syndicated loan	Ps. 25,000,000	Survey rate + 3%	Apr-07
Convertible notes	USD 47,227,934	10%	Jul-14

During the quarter ended September 30, 2006, the Company paid the outstanding amount of the Deutsche Bank loan intended for restructuring the Mendoza Plaza Shopping debt. The outstanding balance at the beginning of the period of USD 3.0 million was cancelled on August 1, 2006.

In respect of the syndicated loan of Ps. 50 million, during fiscal year 2005 and subsequent to the closing of the first-quarter of year 2007, the third capital installment of Ps. 12.5 million was cancelled on October 5, 2006. The outstanding balance as of September 30, 2006 is Ps. 12.5 million and it accrues the survey rate plus 3%.

ALTO PALERMO S.A. (APSA)

With respect to the Convertible Notes of series I up to a face value of USD 50 million, on May 2, 2006 the Extraordinary Meeting of Noteholders decided to postpone the maturity term of the Convertible Notes and established that the new due date will be July 19, 2014. The total amount outstanding of Convertible Notes is USD 47,227,934, the number of Company shares is 782,064,214 and the capital is Ps. 78,206,421.

Commercial Strategy

During the second quarter of fiscal year 2007, we look forward to continuing offering a wide variety of commercial proposals, in line with the needs of our clients. Our intention is to make activities, promotions and entertainments more available to our clients so that they recognize and feel identifyied with our proposals, in line with the process carried out during the past periods. In addition, we continue evaluating the differents investments opportunities that arise in the shopping centers industry with the purpose of increasing our property portfolio in the City of Buenos Aires and in other districts of the country as well.

Principal Consolidated Financial Ratios

For the three-month periods ended September 30, 2006 and 2005

(In Argentine Pesos)

	September 30, 2006	September 30, 2005	Change	% change
	(Ps.)	(Ps.)
EBITDA (1)	60,189,988	44,486,793	15,703,195	35.3%
EBITDA per share	0.77	0.57	0.20	35.1%
EBITDA per share - Fully Diluted	0.27	0.21	0.06	28.6%
Financial Debt (2)	191,895,341	225,132,591	(33,237,250)	-14.8%
Shares Outstanding (Ps. 1 p.v.)	78,206,421	78,042,363	164,058	0.2%
Shares Outstanding Fully Diluted	224,801,928	215,630,742	9,171,186	4.3%
Price per share (Ps. 1 p.v.)	7.50	6.88	0.62	9.0%
Market Capitalization	586,548,158	536,931,457	49,616,701	9.2%
Market Capitalization Fully Diluted	1,686,014,461	1,483,539,504	202,474,957	13.6%
Enterprise Value (3)	700,805,680	683,130,383	17,675,297	2.6%
Enterprise Value Fully Diluted	1,653,676,476	1,629,738,430	23,938,046	1.5%
Financial Debt / Enterprise Value	0.27	0.33	(0.06)	-18.2%
FFO (4)	38,312,121	26,745,523	11,566,598	43.2%
FFO per share	0.49	0.34	0.15	44.1%

Net income for the period	19,330,948	9,299,827	10,031,121	107.9%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest minus overdrafts (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial debt minus cash and banks and current investments.
(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

ALTO PALERMO S.A. (APSA)

2.	Consolidated balance sheet structure as compared with the same period of the three previous years.

	09.30.2006 Ps.	09.30.2005 Ps.	09.30.2004 Ps.	09.30.2003 Ps.
Current assets	241,595,616	177,525,312	110,435,246	82,260,420
Non-current assets	1,141,662,214	1,093,125,416	1,022,970,582	1,021,136,836

Total	1,383,257,830	1,270,650,728	1,133,405,828	1,103,397,256

Current liabilities	299,397,980	339,201,667	153,594,162	74,855,934
Non-current liabilities	225,945,432	104,003,687	186,043,239	258,361,370

Subtotal	525,343,412	443,205,354	339,637,401	333,217,304

Minority interest	31,732,807	27,137,974	15,800,200	14,706,083
Shareholders´ equity	826,181,611	800,307,400	777,968,227	755,473,869

Total	1,383,257,830	1,270,650,728	1,133,405,828	1,103,397,256

3.	Consolidated income structure as compared with the same period of the three previous years.

	09.30.2006 Ps.	09.30.2005 Ps.	09.30.2004 Ps.	09.30.2003 Ps.
Operating income	44,059,179	28,702,479	18,257,422	9,667,839
Net loss on equity investments	(293,933)	(146,884)	(239,014)	(181,179)
Amortization of goodwill	(1,170,937)	(1,189,020)	(1,206,699)	(1,206,831)
Financial results, net	(4,048,905)	(5,367,579)	(5,874,247)	(7,099,377)
Other (expense) income, net	(1,603,456)	(379,668)	(815,479)	81,809
Income tax	(15,283,702)	(11,129,881)	(7,245,465)	(5,197,192)
Minority interest	(2,327,298)	(1,189,620)	(412,143)	54,461

Net income (loss)	19,330,948	9,299,827	2,464,375	(3,880,470)

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	09.30.2006 Ps.	09.30.2005 Ps.	09.30.2004 Ps.	09.30.2003 Ps.
Liquidity

Current assets	241,595,616	177,525,312	110,435,246	82,260,420

Current liabilities	299,397,980	339,201,667	153,594,162	74,855,934

Ratio	0.81	0.52	0.72	1.10

Indebtedness

Total liabilities	525,343,412	443,205,354	339,637,401	333,217,304

Shareholders´ equity	826,181,611	800,307,400	777,968,227	755,473,869

Ratio	0.64	0.55	0.44	0.44

Solvency

Shareholders’ equity	826,181,611	800,307,400	777,968,227	755,473,869

Total liabilities	525,343,412	443,205,354	339,637,401	333,217,304

Ratio	1.57	1.81	2.29	2.27

Non Current Assets to total Assets

Non current assets	1,141,662,214	1,093,125,416	1,022,970,582	1,021,136,836

Total assets	1,383,257,830	1,270,650,728	1,133,405,828	1,103,397,256

Ratio	0.83	0.86	0.90	0.93

Profitability

Net income for the period	19,330,948	9,299,827	2,464,375	(3,880,470)

Average shareholders’ equity	806,845,584	791,007,573	772,938,775	759,302,623

Ratio	0.024	0.012	0.003	(0.005)

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2006

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

See Note 14.

3.	Classification of receivables and liabilities.

a) Past due receivables:

	09.30.06 Ps.	06.30.06 Ps.	03.31.06 Ps.	12.31.05 Ps.	Total Ps.
Accounts receivable, net	1,933,339	64,815	353,681	1,156,970	3,508,805
Other receivables, net	370,331	60,737	63,031	271,775	765,874

b) Past due payable:

	09.30.06 Ps.	06.30.06 Ps.	03.31.06 Ps.	12.31.05 Ps.	Total Ps.
Trade accounts payable	903,629	9,474	12,919	76,905	1,002,927
Short-term debt	—	—	7,687,574	—	7,687,574

c) Receivables and liabilities with no fixed term:

09.30.06 Ps.
Other receivables	17,338,947
Short and long-term debt	90,778
Taxes payable	9,817,605
Related parties	113,923
Other liabilities	1,864,459
Provisions	6,174,383

ALTO PALERMO S.A. (APSA)

3. (Continued)

d)	Current receivables to mature:

	12.31.06 Ps.	03.31.07 Ps.	06.30.07 Ps.	09.30.07 Ps.	Total Ps.
Accounts receivable, net	21,766,895	6,223,547	9,734,387	1,478,273	39,203,102
Other receivables, net	8,772,128	935,927	930,275	2,120,358	12,758,688

e)	Non-current receivables to mature:

	09.30.08 Ps.	09.30.09 Ps.	09.30.10 Ps.	09.30.11 Ps.	Total Ps.
Accounts receivable, net	6,306,256	227,816	70,360	282,834	6,887,266
Other receivables, net	596,637	165,057	38,887	144,154	944,735

f)	Current liabilities to mature:

	12.31.06 Ps.	03.31.07 Ps.	06.30.07 Ps.	09.30.07 Ps.	Total Ps.
Trade accounts payable	7,330,537	295,690	209,593	287,989	8,123,809
Customer advances	11,353,985	6,356,202	6,356,202	6,356,203	30,422,592
Short-term debt	33,543,248	3,545,677	12,500,000	—	49,588,925
Related parties	5,133,325	—	—	—	5,133,325
Salaries and social security payable	3,403,749	1,010,894	—	683,183	5,097,826
Taxes payable	11,496,352	219,431	42,485	42,485	11,800,753
Other liabilities	7,932,742	53,055	53,055	53,055	8,091,907

g)	Non-current liabilities to mature:

	09.30.08 Ps.	09.30.09 Ps.	09.30.10 Ps.	09.30.11 Ps.	Total Ps.
Trade accounts payable	728,053	—	—	—	728,053
Customer advances	13,457,308	6,835,145	3,155,067	7,890,761	31,338,281
Long-term debt	—	—	—	146,595,507	146,595,507
Related parties	59,746,795	—	—	—	59,746,795
Taxes payable	362,827	203,318	222,391	1,009,388	1,797,924
Other liabilities	96,543	96,543	19,086	12,000	224,172

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

		Ps.
Current
Local currency	(1)	35,786,456
Foreign currency	(1)	6,925,451

Non-current
Local currency	(1)	829,276
Foreign currency	(1)	6,057,990

(1)	Does not accrue interest, except for Ps. 945,146 that accrue interest at a variable market rate.

b) Other receivables, net:

Current
Local currency	(1)	16,532,145
Foreign currency	(1)	14,094,400

Non-current
Local currency	(1)	1,181,699

(1)	Does not accrue interest, except for Ps.1,570,182 that accrue interest at a fixed rate.

c) Trade accounts payable:

Current
Local currency	(1)	8,102,860
Foreign currency	(2)	1,023,876

Non-current
Foreign currency	(2)	728,053

(1)	Does not accrue interest, except for Ps. 1,751,929 that accrue interest at a variable rate.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4. (Continued)

d) Customer advances:

		Ps.
Current
Local currency	(1)	28,060,332
Foreign currency	(1)	2,362,260

Non-current
Local currency	(1)	31,338,281

(1)	Does not accrue interest, except for Ps. 6,091,234 that accrue interest at a variable market rate.

e) Short-term and long-term debt:

Current
Local currency	(1)	49,727,861
Foreign currency	(1)	7,639,416

Non current
Foreign currency	(1)	146,595,507

(1)	Accrue interest at a fixed and variable market rate.

f) Salaries and social security payable:

Current
Local currency	(1)	5,097,827

(1)	Does not accrue interest.

g) Taxes payable:

Current
Local currency	(1)	11,800,752

Non Current
Local currency	(1)	11,615,529

(1)	Does not accrue interest, except for Ps. 1,790,918 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4. (Continued)

h) Related parties:

		Ps.
Current
Local currency	(1)	5,247,248

Non-current
Local currency	(1)	59,746,795

(1)	Does not accrue interest, except Ps. 59,538,705 that accrue interest at a fixed rate.

i) Other liabilities:

Current
Local currency	(1)	9,956,365

Non-current
Local currency	(1)	224,173

(1)	Does not accrue interest.

j) Provisions:

Non-current
Local currency	(1)	6,174,383

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6. to the financial statements.

8.	Current values.

See Notes 2.5. and 2.6. to the financial statements.

ALTO PALERMO S.A. (APSA)

9.	Appraisal revaluation of assets.

See Note 2.7. to the financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	197,139,752	186,474,046	Fire, full risk and dismissed profit
Alto Palermo Shopping	109,603,723	189,127,379	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	82,254,612	61,394,032	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	67,717,004	87,062,625	Fire, full risk and dismissed profit
Patio Bullrich Shopping	48,842,152	107,504,703	Fire, full risk and dismissed profit
Alto Noa Shopping	45,493,506	28,598,811	Fire, full risk and dismissed profit
Buenos Aires Design	53,232,098	17,898,503	Fire, full risk and dismissed profit
Alto Rosario Shopping	74,424,866	82,632,569	Full risk, construction and assembly.
Mendoza Plaza Shopping	110,427,786	90,485,073	Fire, full risk and dismissed profit
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13.

Autonomous City of Buenos Aires, November 9, 2006

Eduardo S. Elsztain President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at September 30, 2006 and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2006 and 2005 and the complementary notes 1 to 15 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the three-month periods ended September 30, 2006 and 2005, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management. The financial statements of Tarshop S.A., APSA direct subsidiary, were reviewed by Abelovich, Polano & Asociados, who have issued their report with no observations. Consequently, this report, in so far as it refers to the amounts included for the above company, is based on the report issued by Abelovich, Polano & Asociados.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We consider that our review, and the report issued by Abelovich, Polano & Asociados (exclusively for PricewaterhouseCoopers) mentioned in point 1., provide a reasonable basis for our report.

3.	Based on our work, on our examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report on September 8, 2006, and on the report of Abelovich, Polano & Asociados mentioned in point 1., we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at September 30, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2006.

4.	In accordance with current regulations we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	The financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	We have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At September 30, 2006, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 1,586,147 none of which was claimable at that date.

Autonomous City of Buenos Aires, November 9, 2006

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. To 1 Fo 17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. To 245 Fo 61	ABELOVICH, POLANO & ASOCIADOS (Partner) José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. To 102 Fo 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. To 1 Fo 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 10, 2006